WABCO Holdings Inc.
Chaussée de la Hulpe 166
1170 Brussels
Belgium www.wabco-auto.com

Phone: 32-2-663-9800
Fax: 32-2-663-9896

June 8, 2015

Via Electronic Submission

Ms. Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	WABCO Holdings Inc.
Form 10-K for the year ended December 31, 2014
Filed February 19, 2015
File No. 001-33332

Dear Ms. Raminpour:

This letter is submitted on behalf of WABCO Holdings Inc. (“WABCO” or the “Company”) in response to the comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 22, 2015 (the “Comment Letter”), in connection with the Company’s Form 10-K annual report for the year ended December 31, 2014 (“Form 10-K”).

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, each of the Staff’s comments is reproduced below in italics under the headings followed in each case by the related Company response.

Form 10-K For the Year Ended December 31, 2014

General

1.	You state on pages 6, 15, 26 and 72 of the 10-K that Volvo accounted for 10% of your sales in 2014. Volvo’s wholly-owned subsidiaries Volvo Construction Equipment and Volvo Penta both provide contact information on their respective websites for their respective dealers in each of Cuba, Sudan, and Syria.

Cuba, Sudan, and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information, or technology you have provided to Cuba, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Company Response:

The Company is committed to complying with the U.S. economic sanctions and export controls targeting Cuba, Sudan and Syria. WABCO has implemented robust trade compliance policy and procedures to ensure compliance with these sanctions, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) and the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”).

WABCO and its subsidiaries do not have, and have not had in the past, any offices, facilities, employees, assets or operations located in Cuba, Sudan or Syria.

WABCO and its subsidiaries had no contacts, sales, services, agreements or other arrangements with Cuba, Sudan, Syria, or any of the governments of those countries, during the year ended December 31, 2014, or in the period since then. The Company has no plans to engage in any such contacts, sales, services, agreements or other arrangements in the future. WABCO intends to comply fully with U.S. economic sanctions, and to avoid any business involving Cuba, Sudan or Syria as long as such business is contrary to U.S. sanctions regulations and licensing policies.

Neither WABCO Holdings Inc. nor any U.S. affiliate has had contacts, sales, services, agreements or other arrangements in prior years with Cuba, Sudan, Syria, or any of the governments of those countries.

Syria

In the last five years, non-U.S. WABCO affiliates in Europe and the Middle East made minimal sales of non-U.S.-origin aftermarket parts and components, not subject to U.S. law, to distributors and/or OEMs in Syria, as follows:

2010	2011	2012	2013	2014
€159,267.23	€126,517.90	€57,839.55	€44,571.50	€0

Syria sales diminished significantly between 2010 and 2013, and no WABCO affiliate has made any such sales to Syria since 2013.

The parts and components supplied to customers in Syria were manufactured outside the United States with no more than de minimis U.S. content, and the sales were made in compliance with U.S. law.

Sudan

In addition, non-U.S. WABCO affiliates made sales of non-U.S.-origin aftermarket parts and components in 2011 to a single customer in Sudan that totaled only €6,184.00. These sales also complied with U.S. sanctions and export regulations, and WABCO subsidiaries have not had sales in or other contacts with Sudan since 2011.

Cuba

No WABCO affiliate has made sales to Cuba.

WABCO notes that because its products are typically sold to large OEMs and aftermarket sales channels, it is possible for unrelated third parties to divert WABCO products to Cuba, Sudan or Syria without WABCO’s knowledge.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, and Syria.

Company Response:

WABCO does not believe that its minimal sales to or contacts with Sudan and Syria constitute a material investment risk for our security holders. In making this determination, we have considered both quantitative and qualitative factors that the company believes a reasonable investor would find important in making an investment decision, including the potential reputational impact.

From a quantitative perspective, WABCO had no contacts, sales, services, agreements or other arrangements with Cuba, Sudan, Syria, or any of the governments of those countries, during the last three fiscal years, or the interim period since then, other than sales in Syria totaling €102,411.05. These sales represent only 0.0026% of WABCO’s total revenues for 2012 and 2013, and WABCO does not believe that these amounts are material to a reasonable investor.

With respect to qualitative factors, WABCO had no contacts, sales, services, agreements or other arrangements with Cuba or Sudan in the last three fiscal years, and sales by non-U.S. WABCO affiliates to Syria during that period have been minimal, were conducted in compliance with U.S. law, and ceased entirely before the end of 2013. WABCO has no plans for any such sales, services, agreements or contacts in the future. Moreover, WABCO maintains a robust program for compliance with U.S. sanctions. WABCO does not believe that qualitative factors, including reputational risks or risks of potential state divestment actions, would cause a reasonable investor to consider the minimal sales to Syria to be material to an investment decision.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

3.	We note from note 13 that you had changes in both your discount rate and mortality assumptions during 2014 that have significantly affected your benefit obligations and related funding status. Particularly, your unfunded obligations have increased by approximately $162 million since 2013. We further note from your risk factor on page 15 that you “could” experience increases in your pension expense due to such changes as decreases in discount rates. In this regard, please revise your Liquidity section of MD&A to identify and discuss any known trends, demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Your revised disclosure should clearly explain the significant increase in both your benefit obligations at December 31, 2014 and your unfunded status and the related impacts on your financial statements and liquidity. Please refer to Item 303(a)(1) of Regulation S-K.

Company Response:

As disclosed in note 13, the Company expects its pension contributions, including payments of benefits incurred by unfunded plans, in 2015 to be in line with 2014. The Company also does not expect any increase in pension expense in 2015 due to changes such as decreases in discount rates to be material to the Company’s financial statements.

In response to the Staff’s comments, the Company respectfully advises the Staff that the changes in discount rate and mortality assumptions discussed in the Form 10-K relate mainly to the Company’s pension plan in Germany which is unfunded and, as of December 31, 2014, comprised approximately 91% of the Company’s total benefit obligations. Accordingly, the benefit payments incurred under this plan are not impacted by the changes in discount rate and mortality assumptions. The Company also does not anticipate any material change in benefit payments or contributions in the next fiscal year.

In future filings the Company will, as appropriate, enhance discussion in the Liquidity section of MD&A to explain any significant change in benefit obligations and the related impacts on the Company’s financial statements and liquidity.

Financial Statements

Notes to the Consolidated Financial Statements

Note 7. Stock-Based Compensation, page 54

4.	We note from page 55 that you record stock-based compensation based on the estimated fair value of the award at the grant date. Please revise to disclose the method and significant assumptions used to estimate the fair value of the PSUs, RSU’s, and DSU’s granted in each year for which an income statement is presented, in accordance with ASC 718-10-50-2f.

Company Response:

In response to the Staff’s comment, in future filings, the Company will revise the footnote to include disclosure on the method and significant assumptions used to estimate the fair value of the PSUs, RSUs and DSUs granted in each year in the following manner:

The Company records stock-based compensation based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of income over the requisite service period. The estimated fair value of the award is based on the closing market price of the Company’s common stock on the date of grant. For PSUs, the Company’s best estimate of ultimate performance against the respective targets is also applied to the grant date fair value of the award on a straight-line basis over the requisite vesting period of the awards to determine compensation expense on the award.

We thank you for your prompt attention to these responses and look forward to hearing from you at your earliest convenience. Please direct any questions concerning these responses to the undersigned at 32-2-663-9871, or alternatively Sean Deason, Vice President and Controller, at 32-2-663-9981.

Very truly yours,

/s/ Prashanth Mahendra-Rajah
Prashanth Mahendra-Rajah
Chief Financial Officer